UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

As a result of recent fluctuations in the share price and trading volume of the ordinary shares of ASLAN Pharmaceuticals Limited (the “Company”) on the Taipei Exchange (“TPEx”), the Company filed the following regulatory information on the TPEx’s Market Observation Post System (“MOPS”) in response to a TPEx request.

1.	Date of occurrence of the event: 2020/06/08

2.	Cause of occurrence:

The recent share price/volume on the TPEx triggered the Numerical Standards and Exceptions to the Irregularity Standards of the Taipei Exchange Directions for Announcement or Notice of Attention to Trading Information and Dispositions (“Numerical Standards”), hereby announced the latest financial information per TPEx official notification in the morning of June 8, 2020.

3.	Financial and business information:

(1)	Latest month ended April 30, 2020

Account	April 2020	April 2019	Increase (decrease) %
Sales revenue (NT/million)	0	0	0
Net profit before tax (NT/million)	-38	-64	-40%
Net profit after tax (NT/million)	-38	-64	-40%
Earnings Per Share (NT dollar)	-0.20	-0.40	-50%

(2)	Latest two months ended April 30, 2020

Account	March-April 2020	March-April 2019	Increase (decrease) %
Sales revenue (NT/million)	0	31	-100%
Net profit before tax (NT/million)	-53	-183	-71%
Net profit after tax (NT/million)	-53	-184	-71%
Earnings Per Share (NT dollar)	-0.28	-1.15	-76%

(3)	Latest quarter ended March 31, 2020

Account	January-March 2020	January-March 2019	Increase (decrease) %
Sales revenue (NT/million)	0	92	0
Net profit before tax (NT/million)	-98	-134	-27%
Net profit after tax (NT/million)	-98	-134	-27%
Earnings Per Share (NT dollar)	-0.48	-0.83	-42%

(4)	Latest 4 quarters ended March 31, 2020

Account	From the second quarter of 2019 to the first quarter of 2020
Sales revenue (NT/million)	0
Net profit before tax (NT/million)	-1,404
Net profit after tax (NT/million)	-1,416
Earnings Per Share (NT dollar)	-8.58

4.

Any material information that needs to be specified according to Article 4 of Taipei Exchange Procedures for Verification and Disclosure of Material Information of Companies with TPEx Listed Securities: N/A

5.

Any material information in a press conference listed under Article 11 of Taipei Exchange Procedures for Verification and Disclosure of Material Information of Companies with TPEx Listed Securities: N/A

6.	Any other matters that need to be specified:

Note 1: The financial information of the above, except for the information in Table 3 (Quarterly Information ended March 31, 2020), were consolidated amounts using the TIFRS accounting standards and have not been audited/reviewed by the Company’s independent accountants.

Note 2: According to Art. 12-2 of Taipei Exchange Rules Governing Securities Trading on the TPEx, Subparagraph 4 – “Where the financial report for the most recent period that is publicly announced and filed under Article 36 of the Securities and Exchange Act shows a negative net worth” & Subparagraph 7 – “Where the company’s operation is completely suspended for more than 6 months or for 6 continuous months the publicly announced operating revenue is zero or negative”, TPEx may terminate the trading of Company’s securities and report the termination to the competent authority for recordation. The Company would meet the aforementioned criteria unless net worth improved by means of fundraising completion or revenue generating by end of second quarter 2020.

Note 3: In the event that TPEx terminates the trading of the Company’s securities in line with the aforementioned listing rules, the listing of our ADS on Nasdaq in the United States would be unaffected and our ADS would continue to be eligible to trade thereon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: June 9, 2020